Exhibit 99.1

FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations:
Emer Reynolds Ph: 353-1-709-4000 Chris Burns Ph: 800-252-3526	Davia Temin Ph: 212-407-5740 Elizabeth Headon Ph: 353-1-498-0300

ELAN REPORTS SECOND QUARTER 2006 FINANCIAL RESULTS

Dublin, Ireland, August 1, 2006 - Elan Corporation, plc today announced its second quarter 2006 financial results.

Commenting on Elan’s business, Kelly Martin, Elan’s president and chief executive officer, said, “The second quarter, once again, reflected our continued discipline and focus on delivering tangible business results. We recently received approval in the US and Europe to make Tysabri available to patients suffering from MS.  We have been diligently working to have this effective treatment available to patients and their physicians.  We believe that Tysabri will play a significant role as a treatment alternative for patients suffering from this chronic and debilitating disease.  We also have made important advances in all areas of our business, recently demonstrated by our alliances with Abbott in nanotechnology and Archemix in autoimmune.  We continue to actively evaluate and pursue both internal and external opportunities that will reinforce our strategic focus, strengthen our capabilities and generate value as we move the enterprise forward.”

Commenting on Elan’s second quarter financial results, Shane Cooke, Elan’s executive vice president and chief financial officer, said, “We are very pleased to report another solid quarter with strong progress across all of our business and development activities and a 37% reduction in net losses. We reported a 15% increase in revenues, improved operating margins and, excluding costs and revenues associated with Tysabri, adjusted EBITDA was positive for the third consecutive quarter. Since the end of the quarter, we have launched Tysabri in Germany, Ireland, UK and Sweden and re-introduced it in the US.” Mr. Cooke added, “With the approval of Tysabri and the improvements we have made to the business, we are now entering into a new and exciting phase in the development of Elan. We are confident that revenues from Tysabri will drive our return to profitability.”

Elan Second Quarter 2006 Financial Results

Unaudited Consolidated Income Statement Data and Reconciliation of US GAAP Income Statement Data to Adjusted Income Statement Data Excluding Share-Based Compensation

Three Months Ended June 30
2005 US$m	2006 US$m Excluding Share-Based Compensation	2006 US$m Share-Based Compensation	2006 US$m Total

Revenue (see page 8)
Product revenue	111.6	130.8	—	130.8
Contract revenue	7.0	5.6	—	5.6
Total revenue	118.6	136.4	—	136.4

Operating Expenses (see page 10)
Cost of goods sold	40.7	46.8	1.1	47.9
Selling, general and administrative	90.4	88.0	8.1	96.1
Research and development	64.3	48.3	4.3	52.6
Net (gain)/loss on divestment of products and businesses	(21.0)	0.9	—	0.9
Other net charges	(0.9)	3.4	—	3.4
Total operating expenses	173.5	187.4	13.5	200.9
Operating loss	(54.9)	(51.0)	(13.5)	(64.5)

Net Interest and Investment Gains and Losses (see page 12)
Net interest expense	34.7	27.2	—	27.2
Net investment losses	1.7	1.2	—	1.2
Net charge on debt retirement	52.2	—	—	—
Net interest and investment losses	88.6	28.4	—	28.4

Net loss from continuing operations before tax	(143.5)	(79.4)	(13.5)	(92.9)
Benefit from income taxes	(0.3)	(2.4)	—	(2.4)
Net loss from continuing operations	(143.2)	(77.0)	(13.5)	(90.5)
Net income from discontinued operations	0.6	—	—	—
Net loss	(142.6)	(77.0)	(13.5)	(90.5)

Basic and diluted net loss per ordinary share	(0.35)	(0.18)	(0.03)	(0.21)
Basic and diluted weighted average number of ordinary shares outstanding (in millions)	405.8	430.0	430.0	430.0

To supplement its consolidated income statement data presented on a US GAAP basis for the three months ended June 30, 2006, Elan is providing its US GAAP income statement data adjusted to exclude the impact of share-based compensation. Effective January 1, 2006, Elan adopted Statement of Financial Accounting Standards No. 123R (SFAS 123R) regarding the expensing of share-based compensation. We believe the adjusted income statement data allows readers to better compare the performance of Elan before and after the adoption of SFAS 123R. Elan’s management uses the adjusted income statement data in evaluating Elan’s operating performance and when planning for future periods. The adjusted income statement data is not being presented as and should not be considered an alternative measure of Elan’s income statement data as determined in accordance with US GAAP. The reconciliations of the adjusted income statement data to Elan’s US GAAP income statement data are set out above in the table titled, “Unaudited Consolidated Income Statement Data and Reconciliation of US GAAP Income Statement Data to Adjusted Income Statement Data Excluding Share-Based Compensation.”

Elan Second Quarter 2006 Financial Results

Unaudited Consolidated Income Statement Data and Reconciliation of US GAAP Income Statement Data to Adjusted Income Statement Data Excluding Share-Based Compensation

Six Months Ended June 30
2005 US$m	2006 US$m Excluding Share-Based Compensation	2006 US$m Share-Based Compensation	2006 US$m Total

Revenue (see page 8)
Product revenue	207.0	259.0	—	259.0
Contract revenue	14.3	11.7	—	11.7
Total revenue	221.3	270.7	—	270.7

Operating Expenses (see page 10)
Cost of goods sold	103.7	94.6	2.2	96.8
Selling, general and administrative	193.0	166.4	15.4	181.8
Research and development	120.2	94.8	8.6	103.4
Net gain on divestment of products and businesses	(65.1)	(43.3)	—	(43.3)
Other net charges	(0.9)	3.4	—	3.4
Total operating expenses	350.9	315.9	26.2	342.1
Operating loss	(129.6)	(45.2)	(26.2)	(71.4)

Net Interest and Investment Gains and Losses (see page 12)
Net interest expense	70.7	54.6	—	54.6
Net investment (gains)/losses	6.2	(1.1)	—	(1.1)
Net charge on debt retirement	52.2	—	—	—
Net interest and investment losses	129.1	53.5	—	53.5

Net loss from continuing operations before tax	(258.7)	(98.7)	(26.2)	(124.9)
Benefit from income taxes	(0.1)	(1.1)	—	(1.1)
Net loss from continuing operations	(258.6)	(97.6)	(26.2)	(123.8)
Net income from discontinued operations	0.4	—	—	—
Net loss	(258.2)	(97.6)	(26.2)	(123.8)

Basic and diluted net loss per ordinary share	(0.64)	(0.23)	(0.06)	(0.29)
Basic and diluted weighted average number of ordinary shares outstanding (in millions)	400.7	429.5	429.5	429.5

To supplement its consolidated income statement data presented on a US GAAP basis for the six months ended June 30, 2006, Elan is providing its US GAAP income statement data adjusted to exclude the impact of share-based compensation. Effective January 1, 2006, Elan adopted Statement of Financial Accounting Standards No. 123R (SFAS 123R) regarding the expensing of share-based compensation. We believe the adjusted income statement data allows readers to better compare the performance of Elan before and after the adoption of SFAS 123R. Elan’s management uses the adjusted income statement data in evaluating Elan’s operating performance and when planning for future periods. The adjusted income statement data is not being presented as and should not be considered an alternative measure of Elan’s income statement data as determined in accordance with US GAAP. The reconciliations of the adjusted income statement data to Elan’s US GAAP income statement data are set out above in the table titled, “Unaudited Consolidated Income Statement Data and Reconciliation of US GAAP Income Statement Data to Adjusted Income Statement Data Excluding Share-Based Compensation.”

Elan Second Quarter 2006 Financial Results

Unaudited Non-GAAP Financial Information - EBITDA

Three Months Ended June 30		Non-GAAP Financial Information Reconciliation Schedule	Six Months Ended June 30
2005 US$m	2006 US$m		2005 US$m	2006 US$m

(143.2)	(90.5)	Net loss from continuing operations	(258.6)	(123.8)
34.7	27.2	Net interest expense	70.7	54.6
(0.3)	(2.4)	Benefit from income taxes	(0.1)	(1.1)
30.7	33.5	Depreciation and amortization	65.2	66.1
(13.3)	(9.8)	Amortized fees	(24.9)	(21.2)
0.7	—	Revenue received and deferred	0.7	—
(90.7)	(42.0)	EBITDA	(147.0)	(25.4)

Three Months Ended June 30		Non-GAAP Financial Information Reconciliation Schedule	Six Months Ended June 30
2005 US$m	2006 US$m		2005 US$m	2006 US$m

(90.7)	(42.0)	EBITDA	(147.0)	(25.4)
—	13.5	Share-based compensation	—	26.2
(21.0)	0.9	Net (gain)/loss on divestment of products and businesses	(65.1)	(43.3)
(0.9)	3.4	Other net charges	(0.9)	3.4
1.7	1.2	Net investment (gains)/losses	6.2	(1.1)
52.2	—	Net charge on debt retirement	52.2	—
(58.7)	(23.0)	Adjusted EBITDA	(154.6)	(40.2)

To supplement its consolidated financial statements presented on a US GAAP basis, Elan provides readers with EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) and Adjusted EBITDA, non-GAAP measures of operating results. EBITDA is defined as net loss from continuing operations plus or minus depreciation and amortization of costs and revenues, provisions for income tax and net interest expense. Adjusted EBITDA is defined as EBITDA plus or minus share-based compensation, net gains or losses on divestment of products and businesses, other net gains or charges, net investment gains or losses and net charge on debt retirement. EBITDA and Adjusted EBITDA are not presented as and should not be considered alternative measures of operating results or cash flow from operations, as determined in accordance with US GAAP. Elan’s management uses EBITDA and Adjusted EBITDA to evaluate the operating performance of Elan and its business and these measures are among the factors considered as a basis for Elan’s planning and forecasting for future periods. Elan believes EBITDA and Adjusted EBITDA are measures of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA and Adjusted EBITDA are used as analytical indicators of income generated to service debt and to fund capital expenditures. EBITDA and Adjusted EBITDA do not give effect to cash used for interest payments related to debt service requirements and do not reflect funds available for investment in the business of Elan or for other discretionary purposes. EBITDA and Adjusted EBITDA, as defined by Elan and presented in this press release, may not be comparable to similarly titled measures reported by other companies. Reconciliations of EBITDA and Adjusted EBITDA to net loss from continuing operations are set out in the tables above titled, “Non-GAAP Financial Information Reconciliation Schedule.”

Elan Second Quarter 2006 Financial Results

 Unaudited Consolidated US GAAP Balance Sheet Data

	December 31 2005 US$m	March 31 2006 US$m	June 30 2006 US$m
Assets
Current Assets
Cash and cash equivalents	1,080.7	1,078.9	1,024.8
Restricted cash	20.4	20.6	20.9
Marketable investment securities	10.0	11.3	6.8
Held for sale assets	11.2	-	-
Prepaid and other current assets	130.1	126.3	147.8
Total current assets	1,252.4	1,237.1	1,200.3

Non-Current Assets
Intangible assets, net	665.5	643.9	623.1
Property, plant and equipment, net	353.6	351.4	349.3
Marketable investment securities	13.1	10.1	10.1
Restricted cash	4.5	4.4	3.0
Other assets	51.8	55.2	47.8
Total Assets	2,340.9	2,302.1	2,233.6

Liabilities and Shareholders’ Equity
Accounts payable and accrued liabilities	246.7	233.3	234.1
Deferred income	60.1	48.7	39.0
6.5% convertible guaranteed notes due 2008	254.0	254.0	254.0
7.25% senior notes due 2008	613.2	613.2	613.2
7.75% senior notes due 2011	850.0	850.0	850.0
Senior floating rate notes due 2011	300.0	300.0	300.0
Shareholders’ equity/(deficit)[1]	16.9	2.9	(56.7)
Total Liabilities and Shareholders’ Equity	2,340.9	2,302.1	2,233.6

Movement in Shareholders’ Equity[1]
Opening balance		16.9	2.9
Net loss for the period		(33.3)	(90.5)
Share-based compensation		12.7	13.5
Issuance of share capital		4.5	17.1
Other		2.1	0.3
Closing balance		2.9	(56.7)

1 None of Elan’s debt covenants require us to maintain or adhere to any specific financial ratios and consequently the shareholders’ deficit has no impact on our ability to comply with our debt covenants.

Elan Second Quarter 2006 Financial Results

Unaudited Consolidated US GAAP Cash Flow Data
Three Months Ended June 30		Six Months Ended June 30
2005 US$m	2006 US$m	2005 US$m	2006 US$m

(50.0)	(10.4)	Cash flows from operating activities	(138.1)	(17.2)
(59.3)	(48.4)	Movement on debt interest and tax	(83.5)	(76.6)
(87.3)	(7.6)	Working capital movement (1)	(92.2)	(30.4)
(12.8)	(8.2)	Net purchases of tangible and intangible assets	(34.8)	(15.6)
33.3	2.6	Net proceeds from sale of investments	54.0	10.9
18.3	—	Net proceeds from product and business divestments	50.2	50.3
(86.6)	16.6	Cash flows from financing activities	(74.1)	21.3
43.9	1.3	Release of restricted cash	168.0	1.4
—	—	Repayment of EPIL III notes	(39.0)	-
(200.5)	(54.1)	Net cash movement	(189.5)	(55.9)
1,358.6	1,078.9	Beginning cash balance	1,347.6	1,080.7
1,158.1	1,024.8	Cash and cash equivalents at end of period	1,158.1	1,024.8

1 For three months and six months ended June 30, 2005, working capital movement includes a $40.0 million cash payment for the settlement of the 2002 class action.

Elan Second Quarter 2006 Financial Results

Net Loss

The net loss for the second quarter of 2006 amounted to $90.5 million, a decrease of 37% over the $142.6 million reported in the same quarter of 2005. The decrease in net loss is principally due to strong growth in product revenue, improved operating margins and the inclusion in 2005 of a charge associated with retiring debt early, partially offset by the impact of expensing share-based compensation in the second quarter of 2006 and the inclusion in 2005 of a gain on the divestment of Zonegran™.

Share-Based Compensation

Effective January 1, 2006, Elan adopted the provisions of SFAS 123R, which requires share-based compensation to be measured using a fair value method and expensed over the requisite service period. The adoption of SFAS 123R resulted in a charge for share-based compensation of $13.5 million for the second quarter of 2006, which is comprised of $1.1 million of cost of goods sold, $8.1 million of selling, general and administrative (SG&A) expense, and $4.3 million of research and development (R&D) expense.

Adjusted EBITDA

A reconciliation of negative Adjusted EBITDA to net loss from continuing operations, is presented in the table titled, “Unaudited Non-GAAP Financial Information - EBITDA,” included on page 4. A further analysis of Adjusted EBITDA between Tysabri™ and the rest of the business is included in Appendix I and II.

Negative Adjusted EBITDA was $23.0 million in the second quarter of 2006, compared to $58.7 million in the second quarter of 2005, an improvement of 61%, and includes negative Adjusted EBITDA of $28.0 million related to Tysabri (2005: $38.2 million). The improvement in negative Adjusted EBITDA related to Tysabri reflects the costs associated with the voluntary suspension of Tysabri in 2005, and consequent reduced spending on Tysabri in the second quarter of 2006. Adjusted EBITDA for the rest of the business, excluding costs related to Tysabri, was $5.0 million (2005: negative $20.5 million). The improvement in Adjusted EBITDA from the rest of the business reflects principally the strong growth in product revenues and improved operating margins.

Elan Second Quarter 2006 Financial Results

Revenue

Total revenue increased 15% to $136.4 million in the second quarter of 2006 from $118.6 million recorded in the second quarter of 2005. Revenue is analyzed below between product revenue and contract revenue.

Three Months Ended June 30		Six Months Ended June 30
2005 US$m	2006 US$m	2005 US$m	2006 US$m

		Revenue from Marketed Products
39.9	42.6	Maxipime™	59.7	87.3
14.8	20.0	Azactam™	23.2	39.9
1.8	3.0	Prialt™	2.8	5.6
(1.3)	(0.1)	Tysabri	11.6	(0.2)
55.2	65.5	Total Revenue from Marketed Products	97.3	132.6

47.7	56.8	Manufacturing Revenue and Royalties (see page 9)	92.4	109.4

8.5	8.5	Amortized Revenue - Adalat™/Avinza™	17.0	17.0

0.2	—	Revenue from Divested Products	0.3	—
111.6	130.8	Total Product Revenue	207.0	259.0

		Contract Revenue
3.1	2.1	Amortized fees	6.5	4.2
3.9	3.5	Research revenue and milestones	7.8	7.5
7.0	5.6	Total Contract Revenue	14.3	11.7

118.6	136.4	Total Revenue	221.3	270.7

Product Revenue

Total product revenue increased 17% to $130.8 million in the second quarter of 2006 from $111.6 million recorded in the same quarter of 2005 primarily due to increased revenue from marketed products and manufacturing revenue and royalties, as further analyzed below.

Revenue from marketed products

Revenue from marketed products was $65.5 million in the second quarter of 2006, compared to $55.2 million recorded in the same period of 2005. The increase of 19% is due to higher sales of Maxipime, Azactam and Prialt.

Elan Second Quarter 2006 Financial Results

Revenue from Maxipime for the quarter increased by 7% to $42.6 million from $39.9 million in the second quarter of 2005. Azactam revenue for the quarter increased to $20.0 million from $14.8 million in the second quarter of 2005, or 35%. These increases reflect increased demand. Azactam lost its patent exclusivity in October 2005 and its sales are expected to be negatively impacted by generic competition. However, to date no generic form of Azactam product has been approved.

Revenue from Prialt for the second quarter of 2006 was $3.0 million, compared to $1.8 million recorded in the second quarter of 2005. Prialt was launched in the US market during the first quarter of 2005.

Tysabri was voluntarily suspended from the market in February 2005. Elan and Biogen Idec, Inc. (Biogen Idec) received approval from the US Food and Drug Administration (FDA) in June 2006 to re-introduce Tysabri for the treatment of relapsing forms of multiple sclerosis (MS). Approval for the marketing of Tysabri in the EU was also received in June 2006. The distribution of Tysabri in both the US and EU commenced in July 2006.

Manufacturing revenue and royalties

Manufacturing revenue and royalties from Elan’s Drug Technology business comprise revenue earned from products manufactured for third parties and royalties earned principally on sales by third parties of products that incorporate Elan’s technologies.

Manufacturing revenue and royalties were $56.8 million in the second quarter of 2006, an increase of 19% over the $47.7 million recorded in the second quarter of 2005, and can be further analyzed as follows:

Three Months Ended June 30		Six Months Ended June 30
2005 US$m	2006 US$m	2005 US$m	2006 US$m

10.6	12.5	Tricor™	19.0	22.7
4.3	9.6	Skelaxin™	8.2	14.4
7.2	8.5	Verelan™	16.3	20.0
4.1	4.7	Diltiazem™	9.1	9.9
2.8	3.3	Avinza™	4.9	6.3
2.2	2.8	Ritalin™	5.7	5.4
2.9	1.0	Zanaflex™	5.2	1.7
13.6	14.4	Other	24.0	29.0
47.7	56.8	Total	92.4	109.4

Elan Second Quarter 2006 Financial Results

Except as noted above, no other product accounted for more than 10% of total manufacturing revenue and royalties in the second quarter of 2006 or 2005. Of the total of $56.8 million (2005: $47.7 million) in manufacturing revenue and royalties, 42% (2005: 35%) consisted of royalties received on products that were not manufactured by Elan.

Amortized product revenue

The results for the second quarters of 2006 and 2005 include $8.5 million of amortized revenue related to the licensing of rights to Elan’s generic form of Adalat CC and the restructuring of Elan’s Avinza license agreement with Ligand Pharmaceuticals, Inc. which occurred in 2002. The remaining unamortized revenue on these products of $18.2 million, which is included in deferred income, will be recognized as revenue through June 2007 (generic Adalat CC), and November 2006 (Avinza), reflecting Elan’s ongoing involvement in the manufacturing of these products. Amortized revenue for the full-year 2006 is expected to be $30.7 million for these two products.

Contract Revenue

Contract revenue in the second quarter of 2006 was $5.6 million, a decrease of 20% from the $7.0 million recorded in the second quarter of 2005. This decrease primarily reflects a reduction in amortized fees.

Gross Profit

The gross profit margin on product revenue was 63% in the second quarter of 2006, compared to 63% in the same period of 2005.

Operating Expenses

SG&A expenses increased 6% to $96.1 million in the second quarter of 2006 (including $8.1 million of share-based compensation expense) from $90.4 million in the same quarter of 2005 (including $nil share-based compensation expense) and can be analyzed as follows:

Elan Second Quarter 2006 Financial Results

Three Months Ended June 30		Six Months Ended June 30
2005 US$m	2006 US$m	2005 US$m	2006 US$m

54.4	48.4	Rest of business	106.0	92.5
17.9	20.8	Tysabri	48.2	36.2
18.1	18.8	Depreciation and amortization (principally Maxipime and Azactam)	38.8	37.7
—	8.1	Share-based compensation	—	15.4
90.4	96.1	Total	193.0	181.8

SG&A expenses, excluding depreciation, amortization and share-based compensation, related to the rest of the business decreased by 11% to $48.4 million in the second quarter of 2006 from $54.4 million in the second quarter of 2005, principally due to the inclusion in 2005 of litigation related settlement costs of $8.0 million. The SG&A expenses related to Tysabri, excluding amortization and share-based compensation, were $20.8 million in the second quarter of 2006, compared to $17.9 million in the second quarter of 2005.

R&D expenses were $52.6 million in the second quarter of 2006 (including $4.3 million of share-based compensation expense), compared to $64.3 million in the same period of 2005 (including $nil of share-based compensation expense). The decrease of 18% is primarily due to reduced expenses related to Tysabri and Prialt, offset by the impact of expensing of share-based compensation and increased development costs associated with our key Alzheimer’s programs, including the AAB-001 Phase 2 trials and ACC-001 Phase 1 trial. Included in R&D expenses for the second quarter of 2006 is $7.1 million related to Tysabri (including $0.6 million of share-based compensation expense), compared to $19.5 million in the same period of 2005. The decrease principally reflects the completion of the Tysabri safety evaluation in 2005.

Net Gain/Loss on Divestment of Products and Businesses

The net loss on divestment of products and businesses in the second quarter of 2006 was $0.9 million, compared to a net gain of $21.0 million in the same period of 2005. The net gain in the second quarter of 2005 included consideration related to the divestment of Zonegran to Eisai Co. Ltd. in April 2004.

Other Net Charges

Other net charges for the three and six months ended June 30, 2006 and 2005 were as follows:

Elan Second Quarter 2006 Financial Results

Three Months Ended June 30		Six Months Ended June 30
2005 US$m	2006 US$m	2005 US$m	2006 US$m

(0.5)	(3.6)	Severance and restructuring	(0.5)	(3.6)

—	7.0	In-process research and development	—	7.0
(0.4)	—	Other	(0.4)	—
(0.9)	3.4	Total	(0.9)	3.4

The $3.4 million charge in the second quarter of 2006 principally consists of a $7.0 million in-process research and development charge arising from an upfront payment under our recent alliance with Archemix (see page 14), offset by a net $3.6 million credit principally related to the reversal of previously provided costs for severance and restructuring activities.

Net Interest and Investment Gains and Losses

Net interest and investment losses were $28.4 million for the second quarter of 2006, compared to net interest and investment losses of $88.6 million for the same period of 2005. In the second quarter of 2006, net interest expense amounted to $27.2 million, compared to $34.7 million in the same period of 2005. Net interest expense decreased in the second quarter of 2006 over the corresponding period in 2005 primarily as a result of interest savings due to the early retirement of $242.8 million of debt in June 2005, and higher interest income earned on cash balances due to increased interest rates.

During the second quarter of 2005, Elan incurred a net charge of $52.2 million as a result of the early retirement of $242.8 million of 2008 debt.

Research & Development

Autoimmune

Tysabri - US
In June 2006, Elan and Biogen Idec received the approval from the FDA to re-introduce Tysabri in the US as a monotherapy treatment for relapsing forms of MS to slow the progression of disability and reduce the frequency of clinical relapses.

The FDA granted approval for re-introduction based on the review of Tysabri clinical trial data; revised labeling with enhanced safety warnings; and a risk management plan (TOUCH Prescribing Program) designed to inform physicians and patients of the benefits and risks of Tysabri treatment and

Elan Second Quarter 2006 Financial Results

minimize potential risk of progressive multifocal leukoencephalopathy (PML). Because of the increased risk of PML, Tysabri monotherapy is generally recommended for patients who have had an inadequate response to, or are unable to tolerate, alternate MS therapies.

Tysabri became commercially available in the US in July 2006. Under the TOUCH Prescribing Program, only prescribers, infusion centers, and pharmacies associated with infusion centers registered in the TOUCH program are able to prescribe, infuse or distribute Tysabri.  Elan has contracted with a single distributor, ICS, a division of AmerisourceBergen Specialty Group, and 12 specialty pharmacies: Caremark, CuraScript, PharmaCare, PrecisionRx Specialty Solutions, Medmark, BioScrip, McKesson Specialty, Option Care, Cigna Tel-Drug Specialty Pharmacy, Aetna Specialty Pharmacy, Prescription Solutions, and Accredo NovaFactor. ICS and the 12 specialty pharmacies have been trained on the TOUCH Prescribing Program and are obligated to follow the requirements of the program in order to purchase and distribute Tysabri to authorized infusion sites and central pharmacies.

Tysabri - Europe

In June 2006, Elan and Biogen Idec received approval from the European Commission to market Tysabri as a treatment for relapsing remitting MS to delay the progression of disability and reduce the frequency of relapses. Tysabri is indicated as a single disease modifying therapy in highly active relapsing remitting MS for patients with high disease activity despite treatment with a beta-interferon or in patients with rapidly evolving severe relapsing remitting MS.

Tysabri was launched in Germany, Ireland, UK and Sweden in July 2006 and will be launched in other EU countries over the next twelve months.

Tysabri - Crohn’s Disease

The results from the Phase 3 ENCORE (Efficacy of Natalizumab in Crohn’s Disease Response and Remission) trial in Crohn’s disease were presented at Digestive Disease Week (DDW) in Los Angeles in May 2006. Data from the trial demonstrated significant induction of clinical response in patients with moderately to severe active Crohn’s disease.

The trial met its primary endpoint of induction of clinical response as defined by a 70-point decrease in baseline Crohn’s Disease Activity Index (CDAI) score at both weeks 8 and 12.   Tysabri also met all secondary endpoints of clinical remission as defined by a CDAI score less than 150 at both weeks

Elan Second Quarter 2006 Financial Results

8 and 12, clinical response at week 12 and clinical remission at week 12. In addition, significant response and remission rates were seen with Tysabri treatment by week 4.

There were no notable differences in the overall rates of adverse events or serious adverse events between the Tysabri and placebo treatment groups. The most common adverse events seen in both treatment groups were headache, nausea and abdominal pain. Incidence of infections was similar in both groups. No opportunistic infections were seen in this trial.

Elan and Archemix Alliance

In July 2006, Elan and Archemix entered into a multi-year, multi-product alliance focused on the discovery, development, and commercialization of first-in-class aptamer therapeutics to treat autoimmune diseases. The companies will seek to develop aptamer therapeutics to IL-23, a cytokine that has emerged as a mediator in the chronic autoimmune inflammatory diseases, and additional protein targets. The collaboration combines Archemix’s extensive expertise in aptamer therapeutics with Elan’s experience and leadership in the development and commercialization of new therapies for autoimmune diseases.

Alzheimer’s and other Neurodegenerative Diseases

Elan is focused on building upon its breakthrough research and extensive experience in Alzheimer’s disease (AD) and is also studying other neurodegenerative diseases, such as Parkinson’s disease. Elan is continuing to progress its own internal Gamma and Beta secretase Alzheimer’s programs.

Two of our compounds from our Alzheimer's disease immunotherapy program, AAB-001 and ACC-001, in collaboration with Wyeth, are progressing through clinical trials.

AAB-001

The Phase 2 clinical trials for AAB-001, a humanized monoclonal antibody to A-beta, are progressing as planned. Interim analyses of Phase II data from AAB-001 will be made in the second half of this year to determine the time point at which this program can move into the next phase of clinical trials.

Elan Second Quarter 2006 Financial Results

ACC-001

The Phase 1 trials for ACC-001 (active Abeta immunotherapeutic conjugate) are progressing as planned. Interim analyses of the Phase 1 data will be made in the second half of this year to determine the time point at which this program can move into Phase 2.

Elan Drug Technologies

On July 6, 2006, Elan announced a License Agreement with Abbott Pharmaceutical PR Ltd in which Abbott has been granted US rights, in a partnership with AstraZeneca Pharmaceuticals, LP, to utilize Elan’s proprietary NanoCrystal Technology to develop and commercialize a single fixed-dose combination product containing the active pharmaceutical ingredients in Abbott’s TriCor 145 (fenofibrate) and AstraZeneca’s Crestor® (rosuvastatin calcium) products.

Under the License Agreement, Elan’s NanoCrystal Technology may be utilized in the combination product in order to optimize bioavailability and absorption in patients. TriCor 145 and Crestor are both currently marketed and used to treat adults with high cholesterol.  TriCor, part of a class of medications called fibrates, has been shown to predominately reduce triglycerides, a form of fat or lipid obtained through food sources, raise HDL cholesterol and lower LDL cholesterol.  Crestor is part of a class of medications called statins, which have been shown to reduce LDL cholesterol.    The successful combination of the two products into one oral dosage form could provide patients with a single treatment.

About Elan

Elan Corporation (NYSE: ELN), plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com.

Elan Second Quarter 2006 Financial Results

Forward-Looking Statements

This document contains forward-looking statements about Elan’s financial condition, results of operations, business prospects and products in research that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as “anticipate”, “estimate”, “project”, “target”, “intend”, “plan”, “believe” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following:, the potential of Tysabri, the incidence of serious adverse events associated with Tysabri (including cases of PML) and the potential for the successful development and commercialization of additional products, including those utilizing Tysabri; the potential of Elan’s other marketed products; Elan’s ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the success of research and development activities including, in particular, whether the Phase 2 clinical trials for AAB-001 and the Phase 1 clinical trials for ACC-001 are successful and the speed with which regulatory authorizations and product launches may be achieved; competitive developments affecting Elan’s products; the ability to successfully market both new and existing products; difficulties or delays in manufacturing and supply of Elan’s products (including, in particular, Maxipime); trade buying patterns; the impact of generic and branded competition after the expiration of Elan’s patents, including the impact of any generic competition following the loss of patent exclusivity for Azactam in October 2005; whether restrictive covenants in Elan’s debt obligations will adversely affect Elan; the trend towards managed care and health care cost containment, including Medicare and Medicaid; the potential impact of the Medicare Prescription Drug, Improvement and Modernisation Act 2003; possible legislation affecting pharmaceutical pricing and reimbursement, both domestically and internationally; failure to comply with kickback and false claims laws including in respect to past practice related to the marketing of Zonegran; failure to comply with Elan’s payment obligations under Medicaid and other governmental programs; exposure to product liability and other types of lawsuits and legal defense costs and the risks of adverse decisions or settlements related to product liability, patent protection, governmental investigations and other legal proceedings; Elan’s ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Elan’s products or product candidates; interest rate and foreign currency exchange rate fluctuations; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; general changes in US and International generally accepted accounting principles; growth in costs and expenses; changes in product mix; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005, and in its Reports of Foreign Issuer on Form 6-K filed with the SEC. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Elan continually evaluates its liquidity requirements, capital needs and availability of resources in view of, among other things, alternative uses of capital, debt service requirements, the cost of debt and equity capital and estimated future operating cash flow. Elan may raise additional capital, restructure or refinance outstanding debt, repurchase material amounts of outstanding debt, consider the sale of products, interests in subsidiaries, marketable investment securities or other assets, or take a combination of such actions or other steps to increase or manage its liquidity and capital resources. Any such actions or steps, including any sale of assets or repurchase of outstanding debt, could be material. In the normal course of business, Elan may investigate, evaluate, discuss and engage in future company or product acquisitions, capital expenditures, investment and other business opportunities. In the event of any future acquisitions, capital expenditures, investment or other business opportunities, Elan may consider using available cash or raising additional capital, including the issuance of additional debt.

Elan Second Quarter 2006 Financial Results

Appendix I

Three Months Ended June 30, 2005			Three Months Ended June 30, 2006
Tysabri[1]	Rest of Business[1]	Total[1]	Tysabri[1]	Rest of Business[1]	Total[1]
US$m	US$m	US$m	US$m	US$m	US$m

			Revenue
(1.3)	112.9	111.6	Product revenue	(0.1)	130.9	130.8
1.7	5.3	7.0	Contract revenue	0.7	4.9	5.6
0.4	118.2	118.6	Total revenue	0.6	135.8	136.4

			Operating Expenses
(0.5)	41.2	40.7	Cost of goods sold	0.6	46.2	46.8
18.4	72.0	90.4	Selling, general and administrative[2]	21.5	66.5	88.0
19.5	44.8	64.3	Research and development	6.5	41.8	48.3
—	(21.0)	(21.0)	Net gain on divestment of products and businesses	—	0.9	0.9
—	(0.9)	(0.9)	Other net charges	—	3.4	3.4
37.4	136.1	173.5	Total operating expenses	28.6	158.8	187.4
(37.0)	(17.9)	(54.9)	Operating loss	(28.0)	(23.0)	(51.0)

0.5	30.2	30.7	Depreciation and amortization	0.7	32.8	33.5
(1.7)	(11.6)	(13.3)	Amortized fees	(0.7)	(9.1)	(9.8)
—	(21.0)	(21.0)	Net gain on divestment of products and businesses	—	0.9	0.9
—	0.7	0.7	Revenue received and deferred	—	—	—
—	(0.9)	(0.9)	Other net charges	—	3.4	3.4
(38.2)	(20.5)	(58.7)	Adjusted EBITDA	(28.0)	5.0	(23.0)

1 Excludes share-based compensation.

2 General and corporate costs have not been allocated to Tysabri.

Elan Second Quarter 2006 Financial Results

Appendix II

Six Months Ended June 30, 2005			Six Months Ended June 30, 2006
Tysabri[1]	Rest of Business[1]	Total[1]	Tysabri[1]	Rest of Business[1]	Total[1]
US$m	US$m	US$m	US$m	US$m	US$m

			Revenue
11.6	195.4	207.0	Product revenue	(0.2)	259.2	259.0
3.7	10.6	14.3	Contract revenue	1.4	10.3	11.7
15.3	206.0	221.3	Total revenue	1.2	269.5	270.7

			Operating Expenses
24.8	78.9	103.7	Cost of goods sold[2]	1.3	93.3	94.6
49.2	143.8	193.0	Selling, general and administrative[3]	37.6	128.8	166.4
36.9	83.3	120.2	Research and development	11.7	83.1	94.8
—	(65.1)	(65.1)	Net gain on divestment of products and businesses	—	(43.3)	(43.3)
—	(0.9)	(0.9)	Other net charges	—	3.4	3.4
110.9	240.0	350.9	Total operating expenses	50.6	265.3	315.9
(95.6)	(34.0)	(129.6)	Operating loss	(49.4)	4.2	(45.2)

1.0	64.2	65.2	Depreciation and amortization	1.4	64.7	66.1
(3.7)	(21.2)	(24.9)	Amortized fees	(1.4)	(19.8)	(21.2)
—	(65.1)	(65.1)	Net gain on divestment of products and businesses	—	(43.3)	(43.3)
—	0.7	0.7	Revenue received and deferred	—	—	—
—	(0.9)	(0.9)	Other net charges	—	3.4	3.4
(98.3)	(56.3)	(154.6)	Adjusted EBITDA	(49.4)	9.2	(40.2)

1 Excludes share-based compensation.

2 Cost of goods sold for Tysabri for the six months ended June 30, 2005 includes $14.0 million of inventory written-off related to the voluntary suspension of the marketing of Tysabri.

3 General and corporate costs have not been allocated to Tysabri.